SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

InFocus Corporation

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

45665B106

(CUSIP Number)

Paul C. Lin, Esq.

Jones Day

555 South Flower Street, Fiftieth Floor

Los Angeles, California 90071

Telephone: (213) 243-2899

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 45665B106

1	NAMES OF REPORTING PERSONS IC Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares
8 SHARED VOTING POWER 7,908,489 shares (1)
9 SOLE DISPOSITIVE POWER 0 shares
10 SHARED DISPOSITIVE POWER 7,908,489 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,908,489 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (2)
14	TYPE OF REPORTING PERSON (see Instructions) CO

(1)	Comprised of (i) 6,040,139 Shares of InFocus, and (ii) 1,868,350 Shares that are subject to stock options, owned by certain InFocus shareholders, which may be deemed to be beneficially owned by IC Acquisition Corp. pursuant to the Support Agreement described in Item 4 below.

(2)	The calculation of this percentage is based on 44,533,106 total Shares, which includes 40,669,516 Shares outstanding as of March 6, 2009 (as set forth in InFocus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2008), and 3,863,590 Shares subject to outstanding stock options.

CUSIP No. 45665B106

1	NAMES OF REPORTING PERSONS Image Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares
8 SHARED VOTING POWER 7,908,489 shares (1)
9 SOLE DISPOSITIVE POWER 0 shares
10 SHARED DISPOSITIVE POWER 7,908,489 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,908,489 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (2)
14	TYPE OF REPORTING PERSON (see Instructions) CO

(1)	Comprised of (i) 6,040,139 Shares of InFocus, and (ii) 1,868,350 Shares that are subject to stock options, owned by certain InFocus shareholders, which may be deemed to be beneficially owned by Image Holdings Corporation pursuant to the Support Agreement described in Item 4 below.

(2)	The calculation of this percentage is based on 44,533,106 total Shares, which includes 40,669,516 Shares outstanding as of March 6, 2009 (as set forth in InFocus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2008), and 3,863,590 Shares subject to outstanding stock options.

CUSIP No. 45665B106

1	NAMES OF REPORTING PERSONS Radisson Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares
8 SHARED VOTING POWER 7,908,489 shares (1)
9 SOLE DISPOSITIVE POWER 0 shares
10 SHARED DISPOSITIVE POWER 7,908,489 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,908,489 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (2)
14	TYPE OF REPORTING PERSON (see Instructions) CO

(1)	Comprised of (i) 6,040,139 Shares of InFocus, and (ii) 1,868,350 Shares that are subject to stock options, owned by certain InFocus shareholders, which may be deemed to be beneficially owned by Radisson Investment Limited pursuant to the Support Agreement described in Item 4 below.

(2)	The calculation of this percentage is based on 44,533,106 total Shares, which includes 40,669,516 Shares outstanding as of March 6, 2009 (as set forth in InFocus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2008), and 3,863,590 Shares subject to outstanding stock options.

CUSIP No. 45665B106

1	NAMES OF REPORTING PERSONS Mr. Lap Shun (John) Hui
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares
8 SHARED VOTING POWER 7,908,489 shares (1)
9 SOLE DISPOSITIVE POWER 0 shares
10 SHARED DISPOSITIVE POWER 7,908,489 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,908,489 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (2)
14	TYPE OF REPORTING PERSON (see Instructions) IN

(1)	Comprised of (i) 6,040,139 Shares of InFocus, and (ii) 1,868,350 Shares that are subject to stock options, owned by certain InFocus shareholders, which may be deemed to be beneficially owned by Lap Shun (John) Hui pursuant to the Support Agreement described in Item 4 below.

(2)	The calculation of this percentage is based on 44,533,106 total Shares, which includes 40,669,516 Shares outstanding as of March 6, 2009 (as set forth in InFocus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2008), and 3,863,590 Shares subject to outstanding stock options.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, without par value (the “InFocus Common Stock”), and the associated common share purchase rights issued pursuant to the Rights Agreement, dated as of January 7, 2009, between InFocus Corporation, an Oregon corporation (“InFocus”), and Mellon Investor Services LLC, a New Jersey limited liability company (together with the InFocus Common Stock, the “Shares”), of InFocus, whose principal executive offices are located at 27500 SW Parkway, Wilsonville, Oregon 97070.

Item 2.	Identity and Background

(a) — (c) and (f) The persons filing this Schedule 13D are IC Acquisition Corp., an Oregon corporation (“Purchaser”), Image Holdings Corporation, an Oregon corporation (“Image Holdings”), Radisson Investment Limited, a Hong Kong corporation (“Radisson”), and Mr. Lap Shun (John) Hui. The principal executive offices of each of Purchaser and Image Holdings are located at 14726 Ramona Avenue, Suite 201, Chino, California 91710, and the principal executive office of Radisson is located at Room 1402, Lap Fai Building, 6-8 Pottinger Street, Central, Hong Kong. The phone number for each of Purchaser, Image Holdings and Radisson is (909) 606-2345. Purchaser, Image Holdings and Radisson were formed for the purpose of making the Offer (as defined below) and have not conducted, and do not expect to conduct, any business other than in connection with the Offer and the Merger (as defined below).

All of the outstanding shares of capital stock of Purchaser, Image Holdings and Radisson are owned directly or indirectly by Mr. Lap Shun (John) Hui, who also serves as the sole director and sole officer of each of Purchaser, Image Holdings and Radisson.

Mr. Hui is an accomplished entrepreneur who co-founded eMachines Inc. and who has more than 20 years of experience in technology, computer and computer-related businesses. Mr. Hui has owned a number of technology related organizations and continues to acquire, hold and sell various organizations. In addition to his background in the personal computer and related peripherals industries, Mr. Hui oversees various investments in the data storage, telecommunications, web applications and related information technology areas. Mr. Hui is also the President of Joui International LLC, which develops and markets products for the office supplies business. Mr. Hui’s business address is 14726 Ramona Avenue, Suite 201, Chino, California 91710. Mr. Hui’s phone number is (909) 606-2345. Mr. Hui is a citizen of the United States of America.

(d) — (e) None of Purchaser, Parent, Radisson or Mr. Hui, have, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining any of them from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in response to Item 4, certain InFocus Shares to which this Schedule 13D relates have not been purchased by Purchaser, Parent, Radisson or Mr. Hui. As an inducement to Purchaser’s and Parent’s entering into the Merger Agreement described in Item 4 and in consideration thereof, all of InFocus’ executive officers and directors (each a “Committed Shareholder” and collectively, the “Committed Shareholders”) entered into a Tender and Support Agreement, dated as of April 10, 2009 (the “Support Agreement”), pursuant to which each Committed Shareholder has agreed, so long as the InFocus Board has not effected a Change in the Company Recommendation (as defined in the Merger Agreement) prior to the date that Purchaser accepts Shares for payment pursuant to the Offer, to (i) tender pursuant to the Offer all Shares owned by such Committed Shareholder (the “Committed Shares”) no later than the fifth business day after commencement of the Offer and (ii) appoint Purchaser, or any nominee of Purchaser, as such Committed Shareholder’s proxy to vote the Committed Shares in connection with the Merger Agreement and other specified matters, in each case, in accordance with the provisions of the Support Agreement. None of Purchaser, Parent, Radisson or Mr. Hui paid additional consideration to the Committed Stockholders in connection with the execution and delivery of the Support Agreement. For a description of the Support Agreement, see Item 4 below, which description is incorporated herein by reference.

Pursuant to the Merger Agreement, Purchaser will commence an offer to purchase (the “Offer”) all of the outstanding Shares at a purchase price per Share of $0.95 net to the seller in cash (such amount or any greater amount per share paid pursuant to the Offer, the “Offer Price”), without interest and subject to any required withholding of taxes. On the terms and subject to the conditions set forth in the Merger Agreement and following the completion of the Offer, Purchaser will merge with and into InFocus (the “Merger”), with InFocus becoming a wholly owned subsidiary of Image Holdings.

The Offer is not conditioned upon the procurement of any financing. Purchaser estimates that the total amount of funds required to consummate the purchase of Shares in the Offer and the Merger and pay related fees and expenses will be approximately $50 million. Purchaser will obtain the funds required to consummate the purchase of Shares in the Offer and the Merger and pay related fees and expenses by means of a capital contribution from Image Holdings, and Image Holdings will obtain such funds by means of a capital contribution from Radisson. Radisson will obtain such funds through the combination of a capital contribution in the amount of $5 million provided to Radisson by Radisson’s sole shareholder, Mr. Hui, and borrowings in the amount of $45 million from Prisma Investment Co., Limited (the “Lender”), which is an unrelated third party.

Mr. Hui has advised Radisson that Mr. Hui will fund the capital contribution to Radisson from existing available funds. The obligation of the Lender to fund the borrowings described above are evidenced by a promissory note (the “Promissory Note”) entered into between Radisson and the Lender. There are no material conditions to either the funding of the contemplated capital contribution to Radisson by Mr. Hui or the contemplated loan to Radisson by the Lender.

The Promissory Note provides that the Lender will provide to Radisson an aggregate of $45 million. Mr. Hui, Image Holdings and Purchaser have guaranteed to the Lender the payment of amounts funded under the Promissory Note, and all amounts owing under the Promissory Note will be secured by a pledge of Mr. Hui’s shares of stock in Radisson all of the shares of stock or other equity interests owned or acquired from time to time by Radisson, Image Holdings and Purchaser (including Shares of InFocus after such Shares have been acquired in the Offer or pursuant to the Merger). Loans under the Promissory Note bear interest at a rate of 6.25% per annum, payable on the maturity date of the Promissory Note. The Promissory Note (including interest accrued thereunder) will become due and payable by Radisson on October 7, 2009. Radisson is permitted to make voluntary prepayments of all or any part of the Promissory Note at any time, without premium or penalty. Radisson and its subsidiaries may repay or refinance borrowings under the Promissory Note, in whole or in part, with funds generated by Purchaser and its subsidiaries’ operations, from existing capital and assets, or from the proceeds of asset sales or other transactions, including possible borrowings and/or the issuance of debt, equity or hybrid securities from or to the Lender and/or other third parties.

References to, and descriptions of, the Merger Agreement and the Support Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Support Agreement, respectively, copies of which are filed as Exhibit 1 and Exhibit 2, respectively, to this Schedule 13D and which are incorporated by reference in this Item 3 in their entirety.

Item 4.	Purpose of Transaction

Purchaser, Parent and the Committed Shareholders entered into the Support Agreement as an inducement to Purchaser’s and Parent’s willingness to enter into the Agreement and Plan of Merger, dated as of April 10, 2009, by and among Purchaser, Parent and InFocus (the “Merger Agreement”). The Merger Agreement provides, among other things, for the commencement of the Offer by the Purchaser. The purpose of the Offer is to acquire control of, and the entire equity interest in, InFocus.

The Offer is conditioned on, among other things, there being validly tendered and not validly withdrawn prior to the expiration of the Offer a number of Shares that represents at least 65% of the total number of outstanding Shares on a fully diluted basis (the “Minimum Condition”). The Offer is also subject to other conditions, as set forth in Annex I to the Merger Agreement. The Offer is not conditioned upon Purchaser, Parent or Radisson obtaining any financing.

The Merger Agreement provides that, at the effective time of the Merger (the “Effective Time”), the Purchaser will be merged with and into InFocus, with InFocus as the surviving corporation (the “Merger”). Following the Merger, the separate corporate existence of the Purchaser will cease and InFocus will continue as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Image holdings. By virtue of the Merger and without any action on the part of the InFocus shareholders, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) any Shares held by InFocus, Image Holdings or Purchaser, or any of their respective subsidiaries, and (ii) any Shares held by a holder who has not voted in favor of the Merger or consented in writing and has demanded appraisal for those shares in accordance with the OBCA) will be converted into the right to receive $0.95 net in cash, or any higher price paid per Share in the Offer, without interest (the “Merger Consideration”), subject to any withholding of taxes. At the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor.

The Articles of Incorporation of Purchaser, as in effect immediately prior to the Effective Time, will be the Articles of Incorporation of the Surviving Corporation, until amended afterward in accordance with the provisions of the Articles of Incorporation of the Surviving Corporation and applicable law. The Bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the Bylaws of the Surviving Corporation, until amended afterward in accordance with the provisions of the Bylaws of the Surviving Corporation and applicable law. Subject to applicable law, (1) the directors of Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, and (11) the individuals specified by Image Holdings prior to the Effective Time will be the initial officers of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal

Radisson, Image Holdings and Purchaser currently expect that the registration of the Shares under the Exchange Act and the listing of the Shares on the NASDAQ will be terminated upon completion of the Merger

Concurrently with the execution of the Merger Agreement, Purchaser, Image Holdings and the Committed Shareholders entered into the Support Agreement. The Committed Shareholders are: John D. Abouchar, Peter D. Behrendt, Michael R. Hallman, Robert B. Ladd, Bernard T. Marren, Robert G. O’Malley, Lisa K. Prentice, Steven E. Stark, Joseph P. O’Sullivan, and Nery Capital Partners, L.P. On the terms and subject to the Conditions of the Support Agreement, each Committed Shareholder has agreed, so long as the InFocus Board has not effected a Change in the Company Recommendation (as defined in the Merger Agreement) prior to the date that Purchaser accepts Shares for payment pursuant to the Offer, to (i) tender pursuant to the Offer all Committed Shares owned by such Committed Shareholder no later than the fifth business day after commencement of the Offer and (ii) appoint Purchaser, or any nominee of Purchaser, as such Committed Shareholder’s proxy to vote the Committed Shares in connection with the Merger Agreement and other specified matters, in each case, in accordance with the provisions of the Support Agreement. As of April 10, 2009, the Committed Shareholders beneficially owned an aggregate of 6,040,139 Shares and 1,868,350 Shares that are subject to stock options.

The Support Agreement will terminate on the earliest to occur of: (i) the consummation of the purchase of all the Committed Shares pursuant to the Offer; (ii) if applicable, the date on which the Option Period (as defined in the Support Agreement) expires (the “Option Expiration Date”); provided, however, that if Purchaser exercises the Option on or prior to the Option Expiration Date, and the closing of the purchase of the Committed Shares has not yet occurred as of the Option Expiration Date, the Support Agreement shall not terminate until the consummation of the closing of the purchase of such Committed Shares; and (iii) the date the Merger Agreement is terminated. The Support Agreement may be earlier terminated by the mutual consent of Image Holdings and all of the Committed Shareholders party hereto. In the event of termination of the Support Agreement, the Support Agreement will become null and void and of no effect with no liability on the part of any party thereto and all proxies granted thereunder will be automatically revoked; provided, however, that no such termination will relieve any party from any liability for any breach of the Support Agreement occurring prior to such termination.

Other than as described in this Item 4, Purchaser, Parent and Radisson and Mr. Hui, have no plans or proposals that would relate to or result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (although Purchaser, Parent, Radisson and Mr. Hui reserve the right to formulate specific plans and proposals with respect to, or change their intentions regarding, any or all of the foregoing, subject to the terms of the Merger Agreement and the Support Agreement).

The information set forth, or incorporated by reference, in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by this reference in this Item 4.

References to, and descriptions of, the Merger Agreement and the Support Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Support Agreement, respectively, copies of which are filed as Exhibit 1 and Exhibit 2, respectively, to this Schedule 13D and which are incorporated by reference in this Item 4 in their entirety.

Item 5.	Interest in Securities of the Issuer

(a) — (b) For the purpose of Rule 13d-3 under the Exchange Act, Purchaser, Parent, Radisson and Mr. Hui, by reason of the execution and delivery of the Support Agreement, may be deemed to have shared voting power and/or shared dispositive power with respect to (and therefore beneficially own within the meaning of Rule 13d-3 under the Exchange Act) 7,908,489 Shares, representing 17.8% of the issued and outstanding Shares on a fully diluted basis (i.e., 44,533,106 total Shares, which includes 40,669,516 Shares outstanding as of March 6, 2009 (as set forth in InFocus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2008), and 3,863,590 Shares subject to outstanding stock options). With respect to the voting of the Shares, Purchaser (or its designee) has the power to vote or cause the vote of the Shares in accordance with the terms of the Support Agreement.

Except as set forth in this Item 5, none of Purchaser, Parent, Radisson or Mr. Hui, beneficially owns or has the power to vote or cause the vote of any Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Purchaser, Parent, Radisson or Mr. Hui is the beneficial owner of the Shares subject to the Support Agreement for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except for the execution and delivery of the Support Agreement and the Merger Agreement, no transactions in Shares were effected by Purchaser, Parent, Radisson or Mr. Hui, during the 60 days prior to the date hereof.

(d) — (e) Not applicable.

References to, and descriptions of, the Merger Agreement and the Support Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Support Agreement, respectively, copies of which are filed as Exhibit 1 and Exhibits 2, respectively, to this Schedule 13D and which are incorporated by reference in this Item 5 in their entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference in this Item 6. Except as otherwise described in this Schedule 13D, to the knowledge of Purchaser, Parent, Radisson and Mr. Hui, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of InFocus.

Item 7.	Material to be Filed as Exhibits

1.	Agreement and Plan of Merger, dated as of April 10, 2009, by and among Image Holdings, Purchaser and InFocus (incorporated by reference to Exhibit 2.1 to the pre-commencement Schedule 14D-9C filed by InFocus on April 13, 2009).

2.	Tender and Support Agreement, dated as of April 10, 2009, by and among Image Holdings, Purchaser, Nery Capital Partners, L.P., John D. Abouchar, Peter D. Behrendt, Michael R. Hallman, Robert B. Ladd, Bernard T. Marren, Robert G. O’Malley, Lisa K. Prentice, Steven E. Stark, and Joseph P. O’Sullivan (incorporated by reference to Exhibit 10.2 to the pre-commencement Schedule 14D-9C filed by InFocus on April 13, 2009).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IC Acquisition Corp.

By:	/s/ Lap Shun (John) Hui
Lap Shun (John) Hui
President

Image Holdings Corporation

By:	/s/ Lap Shun (John) Hui
Lap Shun (John) Hui
President

Radisson Investment Limited

By:	/s/ Lap Shun (John) Hui
Lap Shun (John) Hui
President

By:	/s/ Lap Shun (John) Hui
Lap Shun (John) Hui

Dated: April 20, 2009